Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Registration No. 333-259570

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

Investor Presentation DECEMBER 2021

Disclaimer Confidentiality, Proprietary Information and Forward-Looking Statements Confidentiality and Disclosures This presentation has been prepared for use by Thayer Ventures Acquisition Corp (“TVAC”) and Inspirato LLC (“Inspirato”) in connection with their proposed business combination. This presentation is for information purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in TVAC and may not be reproduced or redistributed, in whole or in part, without the prior written consent of TVAC and Inspirato. Neither TVAC nor Inspirato makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation are subject to change and are not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in TVAC and are not intended to form the basis of any investment decision in TVAC. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment analysis of an investment in TVAC and the transactions contemplated in this presentation.   This presentation and any other oral or written statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. Additional Information and Where to Find It In connection with the proposed business combination, TVAC filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to TVAC’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of TVAC and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the Securities and Exchange Commission (the "SEC"), will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of TVAC’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, TVAC’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to TVAC shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. TVAC shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document. Forward-Looking Statements Certain statements in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding TVAC’s or Inspirato’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demands and growth potential of the markets for Inspirato’s products and Inspirato’s ability to serve those markets, (ii) the degree of market acceptance and adoption of Inspirato’s products, (iii) Inspirato’s ability to compete with other companies engaged in the luxury travel industry, (iv) Inspirato’s ability to continue to obtain new and renew its existing supply of luxury travel properties; Inspirato’s ability to attract and retain members, (v) the implied upside and implied valuation of Inspirato and (vi) Inspirator's projected financial results, including whether Inspirato may optimize or prioritize for growth or margin within the projected years and the resulting actual financial results and performance for such projected years. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in TVAC’s reports filed with the SEC and available at the SEC’s website at www.sec.gov, including under “Risk Factors” in Part I, Item 1A of TVAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, in Part II, Item 1A of TVAC’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 and in the final Registration Statement. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TVAC and Inspirato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TVAC nor Inspirato gives any assurance that either TVAC or Inspirato will achieve its expectations. Use of Projections The financial projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond TVAC’s and Inspirato’s control. While all financial projections, estimates and targets are necessarily speculative, TVAC and Inspirato believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. In particular, assumptions around increased margins are predicated on reducing growth-oriented acquisition and operating spend, achieving economies of scale and in-destination critical mass and a reduction in operating expenses. There can be no assurance that Inspirato will be able to achieve these efficiencies and cost reductions or that if Inspirato does achieve them they will have the desired effect. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that TVAC and Inspirato, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events.

Disclaimer (cont.) Use of Data The data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. TVAC and Inspirato assume no obligation to update the information in this presentation. Further, the Inspirato financial data, 2012 through 2017, included in this presentation were audited in accordance with private company AICPA standards. Key Performance Metrics and Use of Non-GAAP Financial Measures This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt. Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. Using any such financial measure to analyze Inspirato’s business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. These non-GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Inspirato believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Inspirato. Inspirato’s management uses forward-looking non-GAAP measures to evaluate Inspirato’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures, including that they exclude significant expenses that are required by GAAP to be recorded in Inspirato’s financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Inspirato’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. This presentation includes certain key performance metrics, such as ARR, LTV / CAC, Active Subscriptions, Active Subscribers and total nights delivered. Inspirato's management uses these key performance metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance metrics may differ from estimates published by third parties or from similarly titled metrics of other companies due to differences in methodology. Participation in Solicitation TVAC, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of TVAC shareholders in connection with the proposed business combination. TVAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of TVAC in TVAC’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TVAC shareholders in connection with the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination has been included in the Registration Statement that TVAC has filed with the SEC. Trademarks TVAC and Inspirato own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with TVAC or Inspirato, or an endorsement or sponsorship by or of TVAC or Inspirato. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that TVAC or Inspirato will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Today’s presenters Brent Handler F O U N D E R & C E O 18+ years experience in the travel industry Web Neighbor C H I E F FI N A N C I A L O FFI C E R 15+ years in corporate finance and real estate 18+ years experience in travel and transportation Mark Farrell C O - C E O 35+ years experience in travel and hospitality Chris Hemmeter C O - C E O

Thayer Ventures & TVAC overview Our Target Thesis Travel technology company with scale, growth and revenue visibility in an asset-light model Proprietary technology and significant barriers to entry Compelling narrative through COVID-19 with resilient business model Visionary management team and culture of innovation ready to go “on offense” and propel growth post-COVID Notes: TVAC 2020 10-K SEC filing Based on cash in trust disclosed in TVAC 2020 10-K SEC filing Industry DNA Comprised of investors from the travel industry including major real estate owners, global hotel brands, industry experts and executives from leading corporations across the global travel sector TVAC Overview Affiliated with Thayer Ventures, TVAC is supported by a prominent investment platform for promising travel and transportation entrepreneurs since 20091 $176 million2 SPAC formed in order to invest in the travel and transportation market

Section 1 Section 2 Section 3 Section 4 Company Overview Business Highlights Financial & Transaction Summary Appendix Agenda

Section 1. Company Overview Sonoma, CA

Deliver exceptional luxury travel experiences with superior service and certainty MIS SIONS T A TEMENT C O N F I D E N T I A L

Introduced luxury travel subscription with no nightly rates, taxes or fees Highly complementary with Inspirato Club offering Closed-ended luxury vacation club with owned real estate 6-figure initiation fee and set price for committed annual usage Open-ended luxury vacation club with leased real estate Affordable subscriptions with variable nightly rates Inspirato founders revolutionized luxury subscription travel 2000 2021 2002 2010 2019 1 Note: Founders left Exclusive Resorts in 2009; founded Inspirato in 2010

Inspirato at a glance ~$85mm Total Raised5 Source: Company financial model Notes: Annual Recurring Revenue (“ARR”) is calculated as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate for each applicable subscription type at the end of the period for which ARR is being calculated. Lifetime Value (“LTV”) is calculated as total subscription and usage-based revenue (including enrollment fees) for a subscriber’s expected time as a subscriber and adjusted for assumed margin based on management estimates. LTV includes revenue from upgrades (i.e., Club to Pass upgrades and Dues Only adding Pass). For purposes of calculating total LTV, Inspirato calculates LTV for each subscription type and calculates a weighted average by estimated mix of new subscriber types. Customer Acquisition Cost (“CAC”) is calculated as total customer acquisition spend divided by customers acquired for a given period Total Active Subscribers as of 09/30/2021 includes all subscribers who have one or more Active Subscription(s). Total nights delivered through 09/30/2021 includes all Paid, Inspirato Pass, employee and other complimentary nights in all residences and hotels; excludes bookings from experience travel and Inspirato Travel Services Total equity capital raised as of 09/30/2021 ~13,200 Total Active Subscribers3 756,000+ Total Nights Delivered4 $366mm 2022E Revenue $201mm 2022E ARR1 4.0x 2021E LTV / CAC2 ‘12 – ’19 CAGR: 39% ‘21 – ’25 CAGR: 41% Total Revenue ($ in mm) BY THE NUMBERS REPRESENTATIVE INVESTORS REPRESENTATIVE PARTNERS

The Inspirato platform FOR E X C L U S I V E A C C E S S T O : S U PE R I O R T O T R AD I T I O NAL H O S PI TAL I T Y WI T H E N D - TO - E N D S E R V I C E C LU B P A S S Inspiration Booking Experience Personal Advisor Enrollment Fee $600 Monthly Subscription $600 Exclusive Nightly Rates NO Nightly Rates, Taxes, or Fees Enrollment Fee $2,500 Monthly Subscription $2,500 Highly Visible Subscription Revenue Captive, Zero-Cost Demand Profitable Loyalty Program Note: As of 09/30/2021; Inspirato’s portfolio of more than 400 Residences and more than 430 Hotels & Resorts are located across more than 235 destinations

Inspirato serves a highly attractive subscriber demographic ~13,200 Active Subscribers1 82% Married 67% Household Income of $250k+ 54% Children at Home Age Range Source: Inspirato internal systems as of 09/30/2021 and company financial model as of 05/07/2021 Note: Total Active Subscribers as of 09/30/2021 includes all subscribers who have one ore more Active Subscription(s). Active Subscriptions are subscriptions as of the measurement date that are paid in full, as well as those for which the Company expect payment for renewal Annual Recurring Revenue (“ARR”) is calculated as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate for each applicable subscription type at the end of the period for which ARR is being calculated. Total Active Subscriber Count1 (in thousands) ‘21 – ’25 CAGR: 17% As of 9/30/2021, Inspirato added ~1,500 net Active Subscribers1 YTD Total Active Subscribers1: ~13,200 Total Subscriptions2: ~14,100 Annual Recurring Revenue3: $116 million

Inspirato has increased controlled accommodations by over 17% in the past 3-months Strategic opportunity to grow dedicated supply, including penthouses, suites and rooms, through luxury hospitality relationships INSPIRATO SOHO AT THE DOMINICK (26) NEW YORK, NEW YORK MONTAGE DEER VALLEY (6) PARK CITY, UTAH MONTAGE HEALDSBURG (8) HEALDSBURG, CALIFORNIA LANGHAM CHICAGO (6) CHICAGO, ILLINOIS Total Residences and Hotel Penthouses, Suites & Rooms (# of units) Source: Inspirato internal systems as of 09/30/2021 Note: Represents residences in which the Company has signed lease agreements but has yet to offer on the platform 1 17% growth since June 30, 2021

Exclusive portfolio of unique luxury residences C O N F I D E N T I A L Note: Based on management estimates as of 09/30/2021; Figures are specific to Inspirato’s portfolio of Residences only (excludes Hotels & Resorts, Experiences, and Inspirato Travel Services) 80+ DESTINATIONS1 400+ RESIDENCES1 ~ $1.5bn RESIDENCE PORTFOLIO VALUE 1

MA R K E T PL A C E F A M I LY O F L U X U R Y S UB S CR I P T IO N O TA PR O PE R T Y & T IM E S H A RE B R A N D S B R A N D T R AV E L R E N T A L M ANA G E R Inspirato provides exceptional vacations with outstanding value for travelers and attractive economics and efficiency for real estate and hospitality partners Inspirato democratizes luxury travel with next-generation subscription platform

Los Cabos, Mexico Section 2. Business Highlights

Large and Growing Addressable Market Inspirato Pass Defines Subscription Luxury Travel Attractive Unit Economics Significant Barriers to Entry Multiple Avenues for Continued Growth Business highlights 1 2 3 4 5 C O N F I D E N T I A L

Total Addressable Market (TAM) represents total spend on lodging by high-net-worth individuals1 Serviceable Addressable Market (SAM) considers lodging spend by high-net-worth individuals engaged in luxury travel Secular trends such as post-COVID travel recovery and rise of “Work from Anywhere” may accelerate industry growth Inspirato’s demand TAM growth will be mainly driven by momentum in tourism and high-net-worth households Source: US Census Bureau, ILTM, Euromonitor, Knight Frank, Capgemini, Oxford Economics Note: High-Net-Worth Individuals is defined as households with income greater than $250k / year or net worth greater than $1mm 2019 Market Demand SAM ~$100bn Market Demand TAM ~9% Market Demand TAM Market Demand SAM Market Demand TAM 2025 ~$175bn TAM SAM CAGR Market 1. ~$135bn ~$230bn Demand TAM of $135bn, expected to grow to $230bn by 2025

Supply TAM of $275bn expected to grow to $385bn by 2025 Total Addressable Market (TAM) represents total room revenues of luxury hotel chains and luxury private rentals Serviceable Addressable Market (SAM) represents the market rental value of lodging assets accessible for Inspirato partnerships Supply TAM growth rates expected to rebound towards pre-COVID levels starting in H2 2021 Inspirato’s supply TAM growth will be mainly driven by momentum in luxury hotel market and private property rental market Source: STR, AirDNA, Euromonitor, Co Star, Technavio, Skift Market Supply TAM TAM SAM CAGR Market 1. 2019 Market Supply SAM ~$65bn Market Supply TAM ~6% Market Supply SAM Market Supply TAM 2025 ~$90bn ~$275bn ~$385bn

MARKE TPL A CE PR OBL EM Inspirato’s business model solves pain points for luxury travelers and hospitality suppliers INSPIR AT O SOL U TION SUPP LY SIDE Luxury Hotels/Vacation Rentals Perishable inventory with high fixed cost and low variable cost Inability to discount due to price integrity, repatriation and brand reputation Ability to move incremental inventory during both high and low seasons Ability to discount without fear of repatriation and brand degradation DEMAND SIDE Global Luxury Travelers Frustration with nightly rates, taxes and fees Distrust of variable pricing Inconsistent quality and service Simplicity Certainty Service Inspirato Pass 2. C O N F I D E N T I A L

Inspirato Pass is a safe haven for luxury hospitality suppliers to distribute excess capacity HO TEL NIGHT S 6mm 2bn L UXU R Y HO TEL NIGHT S 372k 136mm E C ONOMIC SP OIL A GE $711mm $260bn L UXU R Y E C ONOMIC SP OIL A GE $106mm $39bn E AC H DAYE A CH YE AR THERE IS 32% SP OIL A GE IN THE HO TEL INDU S TR Y DUE T O: Rate parity rules that restrict non-conforming pricing across distribution channels Brand degradation risk from discounting, especially in the luxury sector Low-spend guests from traditional opaque and “flash- sale” channels Note: Assumed spoilage based on analysis of 2019 STR Total World Trend Report and Total World Luxury Class Trend Report WORLDWIDE SPOILAGE1 Inspirato Pass 2. C O N F I D E N T I A L

Continued innovations with Pass provide subscribers with greatly enhanced value and utility ~560k Beach Trips1 ~520k Metropolitan Trips1 ~160k Mountain Trips1 ~230k Lifestyle Trips1 Length of Stay Booking Window2 Notes: Inspirato internal systems as of 10/22/2021 All available Pass Trips on Inspirato Pass website as of 10/22/2021 Booking Window is defined as the length of time between date of Trip offered on Pass list and Trip check-in date Inspirato Pass 2. ~1.5 million Inspirato Pass Trips1

THE PENINSUL A CHIC A GO CHICAGO, ILLINOIS 1 Night INSPIR AT O RESIDENCE VAIL, COLORADO 7 Nights HO TEL TERR A JACKSON HOLE, WYOMING 2 Nights THE PENINSUL A CHIC A GO CHICAGO, ILLINOIS 3 Nights HO TEL VERNE T PARIS, FRANCE 5 Nights INSPIR AT O RESIDENCE ASPEN, COLORADO 4 Nights S U B S C R I B E R T R A V E L S U M M A R Y USAGE SUMMARY FINANCIAL SUMMAR Y Travel22 nightsActual Trip Value $43,824 Booking Window137 nightsSubscription Cost2 $30,000 Canceled/Idle 206 nightsPassholder Savings $13,824 1 YR ANNIVERSARY OCTOBER 2020 Reservation Date Check in JOINED OCTOBER 20191 Notes: Data from an actual Pass subscriber who joined in October 2019 Excludes $2,500 Pass enrollment fee Pass subscribers enjoy near limitless hospitality and exceptional value Key Inspirato Pass 2.

Inspirato Pass proprietary technology INVENTORY D ATA INPU T Real-time shopping of millions of date, rate and trip options Passholders quickly and easily find the best travel options by filtering and sorting the trip list through the Inspirato Pass UX PATENTS ALLOWED AL GORITHM Allows for customizable trip selection based on a multitude of criteria MILLIONS OF POTENTIAL TRIPS QU AL IFIED TRIP S SEL E C TED Experiences In-house and third-party Direct Hotel Connections Hotel Wholesalers Proprietary residential inventory Inspirato Residences ~1.5 million INSPIR ATO PA S S TRIP S 1,900+ UNIQUE UNIT S Source: Inspirato internal systems as of 10/22/2021 Inspirato Pass 2. USER EXPERIENCE 180+ L UXU R Y DE S TINATIONS

Launch & rapid growth Proven resiliency Expected growth with proven business model Growth from Pass launch through pandemic Pass ARR1, 2 $73mm+ 49% PRE – PANDEMIC GR O W TH (June 2019 – February 2020) Pass Annual Recurring Revenue2 ($ in mm) 0 to ~2,200 Source: Company financial model Notes: As of 02/29/2020 ARR is calculated as the number of Active Subscribers as of the end of a period multiplied by the then-current annualized subscription rate, based on the subscriber’s subscription type at the end of the period for which ARR is being calculated. Inspirato Pass 2. Pass ARR Compounded Monthly Growth Rate1, 2 Active Passholders1

Annual Subscription Cost Inspirato Pass requires fewer subscribers to reach scale $120 Spotify $168 Netflix $468 Peloton $1,548 Rent the Runway $8,5003 Wheels Up $30,0003 Inspirato Pass Notes: Annual subscription revenue is the product of the annual subscription cost multiplied by the number of subscribers Based on company websites as of 10/04/2021. Represents Spotify Premium Subscription, Netflix Standard Subscription, Peloton All Access Membership, Rent the Runway 8-Item/Month Subscription and Wheels-Up Core Membership Excludes enrollment fee; as of 10/04/2021 Inspirato Pass 2. 2 # of subscribers required for each $100mm in annual subscription revenue1

Source: Company financial model Notes: Excludes enrollment fee Lifetime Value (“LTV”) is calculated as total subscription and usage-based revenue (including enrollment fees) for a subscriber’s expected time as a subscriber and adjusted for assumed margin based on management estimates. LTV includes revenue from upgrades (i.e., Club to Pass upgrades and Dues Only adding Pass). For purposes of calculating total LTV, Inspirato calculates LTV for each subscription type and calculates a weighted average by estimated mix of new subscriber types. Customer Acquisition Cost (“CAC”) is calculated as total customer acquisition spend divided by customers acquired for a given period Powerful leverage for driving sustainable, long-term profitability Inspirato’s data-driven approach to marketing spend and conversion funnel enables superior sales efficiency Club customer retention history serves as strong proof points for projected Pass performance Loyal subscriber base enables LTV expansion through upgrade to Pass or Family / Premium Sharing Add-On  Path to increasing subscriber LTV as scale enables margin expansion Pass Annual Subscription Cost1: Club Annual Subscription Cost1: 2021 Customer Acquisition Cost2: 2017-2019 Avg. Club Customer Retention: 2020 Club Customer Retention: 2021 Projected LTV / 2021 CAC2: $30,000 $7,200 ~$5,350 ~83% ~78% 4.0x+ Strong unit economics drive profitable growth Unit Economics 3.

Indicative Monthly Subscription Contribution Margin1: ~67% Payback Period – Month-to-Month: 12 months Payback Period – Pre-Paying2: 14 months (5,350) +600 +400 +400 +400 +400 +400 +400 +400 +400 CAC3 M1 M2 M3 M4 M11 M12 M13 M14 (5,350) +2,500 +1,000 +1,000 +1,000 +1,000 +1,000 +1,000 CAC3 M1 M2 M3 M4 M5 M6 Customer Acquisition Cost (CAC)3 ($) Enrollment Fee (Assumes 100% Margin Contribution) ($) Monthly Subscription ($) Pass Club ($5,718) Indicative Monthly Subscription Contribution Margin1: ~40% Payback Period – Month-to-Month: 3 months Payback Period – Pre-Paying2: 6 months A B B A B B Rapid payback periods validate sales and marketing spend A A Unit Economics 3. Source: Company financial model Notes: Inspirato calculates indicative monthly subscription contribution margin as the weighted average margin of dues, residence, hotel and idle activities which are fully burdened for both COGS and OpEx expenses associated with delivering of these activities. For the avoidance of doubt, these indicative margins do not include overhead costs and certain operating costs unassociated with delivering of these streams of revenue. Actual monthly subscription contribution margin for these revenue streams have historically varied greatly from month to month depending on the activity usage of the passholder. Indicative monthly subscription contribution margin is included for illustrative purposes only. Monthly subscription contribution margin takes into consideration direct contribution associated with each subscription and utilization mix of activities for each subscriber Payback period shown is based on the revenue recognition schedule rather than cash flow; current assumed margins for illustrative purposes based on management estimates Customer Acquisition Cost (“CAC”) is calculated as total customer acquisition spend divided by customers acquired for a given period

4 5 6 7 PREDIC T ABLE SUB SCRIP TION RE VENUE ~13.2k Active Subscriber1 base provides consistent cash flow and stability PR OPRIE T AR Y TE CHNOL OG Y Patents allowed business process technology that provides opaque subscription distribution of perishable inventory TR US TED AND IC ONIC LIFE S T YLE BR AND $100mm+ invested during the last 10 years NE T W ORK EFFE C T Growing, affluent subscriber base allows for aggressive property expansion, improving value proposition for subscribers C ONTR OLLED /EX CL USIVE L U X UR Y INVENT OR Y Through exclusive leases, manage and control 400+ residences worth ~$1.5bn R A TE & C ALEND AR C ONTR OL Ability to effectively manage and fully dictate rate and availability without landlord interference L U X UR Y S ALE S & SER VICE 350+ person sales and service organization, including dedicated travel advisors and on-site concierge Inspirato has built significant barriers to entry that help protect its subscription products Source: Inspirato internal systems and management estimates as of 09/30/2021 Total Active Subscribers as of 09/30/2021 includes all subscribers who have one ore more Active Subscription(s) Barriers to Entry 4. 1 2 3

Efficient Inventory Growth Broader Brand Visibility Subscriber Lead Generation Efficient Subscriber Growth Enhance LTV / CAC Grow ARR Enable Investment in Services & Experiences Improve Retention Barriers to Entry 4. Note: RevPAR (Revenue per Available Unit) is calculated by dividing residence and hotel revenue by the total number of nights available for a given period Invested $100mm+ in marketing over the last 10 years Greater efficiency, higher occupancy, improved economic utilization and increased RevPAR1 Lower inventory cost, lower subscriber acquisition cost and increased volume with captive, zero-cost demand Enhanced service offerings and higher customer retention and engagement

Disciplined inventory management Source: Inspirato internal systems as of 09/30/2021 Notes: Residence count as of 09/30/2021 Includes leases, net rate and revenue share agreements Barriers to Entry 4. Total Available Nights & Exclusive Residence Count 1 88% 88% % of Leases with Termination Clause of 1 Year or Less2 % of Leases with Force Majeure Clause2

Multiple avenues for continued growth 1 2 3 ADJACENT LIFESTYLE EXPANSION Growth 5. INVESTMENT INTO CORE PLATFORM EXPANSION OF INSPIRATO PASS Various price points Corporate incentive travel Inventory expansion via luxury vacation rental managers Sports & entertainment Bespoke & adventure travel Recycle capital through strategic purchase / leaseback partnerships Bundled commercial air Private aviation Optimize sales and marketing International City & private clubs Innovative platform investments

Luxury vacation rental management market is ripe for consolidation Local and Niche Companies Scaled Platforms Luxury Travel Subscription Incumbents Thousands of local, micro players with less than 20 properties under management End User Experience Insufficient marketing Inconsistent user experience Limited service offering Volume offering-oriented Vacation roulette Limited service offering Exclusively managed and controlled residences Branded, highly curated luxury experience Personalized, in-destination service Owner Experience Inefficient High fees Narrow margins Visitor roulette Inflexible, with high fees Unpredictable revenues Attractive, high-end clientele Certainty of fixed lease income Asset protection and preservation Growth 5.

Tuscany, Italy Section 3. Financial & Transaction Summary

Financial highlights Proven Track Record Predictable Subscription Model with Reoccurring Revenue Upside Attractive Unit Economics Demonstrated Capital Efficiency & Operating Leverage With Scale Eight consecutive years of growth with revenue CAGR of 39% from 2012 – 2019 Demand consistently increases to meet new property supply Flexible asset-light cost structure provides ability to efficiently manage operating expenses Strong Momentum in Recent Performance & Leading Indicators/KPIs Stronger than expected performance as pandemic concerns ease COVID recovery tailwinds evidenced by occupancy of Q3’21, ~11pp higher than Q3’191 Subscription revenue provides high visibility into go-forward plan $87mm+ of 12-month forward bookings, an improvement of ~47% vs. same period in 20192 Ability to rapidly scale revenue as existing customer base increases usage Rapid payback periods on each subscriber acquired Efficient LTV / CAC of 4.0x+ estimated for 2021E; leverage from greater sales and marketing efficiency expected Adjusted EBITDA3 positive in both 2019 and 2020 Asset-light leased portfolio with flexible termination rights and force majeure provides the benefits of control without the burdens of ownership Source: Company financial model as of 05/07/2021 and Inspirato internal systems as of 09/30/2021 Notes: As of 09/30/2021 compared to 09/30/2019 As of 9/30/2021 and 09/30/2019, respectively Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt.

Historical and projected growth ‘12 – ’19 CAGR: 39% ‘21 – ’25 CAGR: 41% ‘12 – ’19 CAGR: 58% ‘21 – ’25 CAGR: 35% Active Subscribers1 (In thousands) Revenue ($ in mm) Total Nights Delivered (Residence + Hotel)2 (In thousands) Annual Recurring Revenue3 ($ in mm) Source: Company financial model as of 05/07/2021 Notes: Total Active Subscribers as of 09/30/2021 includes all subscribers who have one ore more Active Subscription(s). Total Nights Delivered includes all Paid, Inspirato Pass, employee and other complimentary nights in all residences or hotels; excludes bookings from experience travel and Inspirato Travel Services ARR is calculated as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate, based on the subscriber’s subscription type at the end of the period for which ARR is being calculated. ‘21 – ’25 CAGR: 17% ‘12 – ’19 CAGR: 26% ‘21 – ’25 CAGR: 40%

Accelerating momentum for Q3 2021, as core leading indicators for residence portfolio significantly surpass Q3 2019 levels Source: Inspirato internal systems and residence portfolio as of 09/30/2021 Notes: Value of residence reservations in the upcoming 12-month period as of 09/30/2019 and 09/30/2021, respectively Total Occupancy is inclusive of Paid, Inspirato Pass, employee and other complimentary nights in residences Paid ADR (Average Daily Rate) = Total Paid Residence Revenue / Total Paid Residence Nights RevPAR (Revenue per Available Unit) is calculated by dividing residence travel revenue, which does not include Pass Revenue, by the total number of nights available for a given period, excluding nights used for Pass Reservations. Paid ADR3 Paid RevPAR4 +60% +11pp +15% +27% Next 12 month Paid & Stayed Usage Backlog1 ($ in mm) Total Occupancy2

As pandemic concerns ease and restrictions lift, pent up demand has been stronger than expected Total Nights Booked1 Source: Inspirato internal systems as of 09/30/2021 Notes: Total Nights Booked includes all Paid, Inspirato Pass, employee and other complimentary nights in residences and hotels; excludes bookings from experience travel and Inspirato Travel Services New Active Subscribers as of 09/30/2021 includes all new subscribers who have one or more Active Subscription(s). New Active Subscribers2

201920202021 Source: Inspirato internal systems as of 09/30/2021 2019 – 2021 Occupancy Levels Consistent track record of industry leading occupancy Despite pandemic-related disruption in Q3 2021, delivered 88% residence occupancy, eleven percentage points higher than Q3 2019 Coming out of the pandemic, 2021 occupancy is significantly higher than 2020 and has surpassed pre-pandemic levels Tailwinds from “Work from Anywhere” and “Revenge Travel” allow for aggressive expansion of both inventory and occupancy Pandemic Related

Q3 2021 Financial Update Source: Company financial model as of 05/07/2021 Notes: Cost of Revenue excludes depreciation and amortization Total operating expenses presented in this presentation are consistent with our audited financial statements, however, we have reclassified certain expenses as follows:: (i) costs related to providing member services included in general and administrative and sales and marketing in this presentation are reported as Operations in our audited financial statements and (ii) corporate technology costs reported in technology and development costs in this presentation are reported in general and administrative costs in our audited financial statements General & Administrative expense excludes equity-based compensation, pandemic-related severance costs and public company readiness costs. Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt. We have not reconciled the non-GAAP measures for the future periods to their corresponding GAAP measures because certain reconciling items such as stock-based compensation depend on factors such as stock price and thus cannot be reasonably predicted. Accordingly, reconciliation to the non-GAAP projected measures are not available. The GAAP measures may vary significantly Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue ($ in thousands) Q1'21A Q2'21A Q3'21A 2021E (Forecasted)           Total Revenue $49,280 $52,286 $64,824   $222,373             Cost of Revenue1 31,617 35,215 41,992   153,766 Gross Profit 17,663 17,071 22,832   68,607 Gross Margin 36% 33% 35%   31%             Sales & Marketing2 5,472 6,214 8,116   36,069 % of Revenue 11% 12% 13%   16%             Technology & Development2 4,021 4,443 5,680   16,757 % of Revenue 8% 8% 9%   8%             General & Administrative2,3 9,511 11,260 12,345   30,858 % of Revenue 19% 22% 19%   14%             Total Operating Expense2 19,004 21,917 26,141   83,683 % of Revenue 39% 42% 40%   38%           Adjusted EBITDA4 (1,341) (4,486) (3,309)   (15,077) Adjusted EBITDA Margin5 (3%) (9%) (5%)   (7%)

Financial projections (cont.) Optimizing for Growth Optimized Margin3 Stabilized Projection3 ($ in thousands) 2021E 2022E 2023E 2024E 2025E 2025E Maturity Subscription Revenue 95,808 161,619 226,128 303,126 381,493 366,612 562,500 Usage Revenue 126,565 204,646 280,930 381,535 503,259 466,332 687,500 Total Revenue 222,373 366,265 507,058 684,661 884,752 822,945 1,250,000 Revenue Growth 35% 65% 38% 35% 29% 20% 10% Cost of Revenue 153,766 256,313 355,216 477,385 605,441 510,271 737,500 Gross Profit 68,607 109,953 151,842 207,277 279,311 312,673 512,500 Gross Margin 31% 30% 30% 30% 32% 38% 41% Sales & Marketing 36,069 52,983 64,669 74,508 83,483 75,135 110,000 % of Revenue 16% 14% 13% 11% 9% 9% 9% Technology & Development 16,757 19,617 19,925 22,603 25,679 25,679 30,000 % of Revenue 8% 5% 4% 3% 3% 3% 2% General & Administrative 30,858 46,888 53,308 59,806 67,312 57,215 80,000 % of Revenue 14% 13% 11% 9% 8% 7% 6% Total Operating Expense 83,683 119,489 137,902 156,917 176,474 158,029 220,000 % of Revenue 38% 33% 27% 23% 20% 19% 18% Adjusted EBITDA1 (15,077) (9,536) 13,940 50,359 102,837 154,645 292,500 Adjusted EBITDA Margin2 (7%) (3%) 3% 7% 12% 19% 23% Source: Company financial model as of 05/07/2021. Please refer to "Risk Factors Summary" in Appendix Notes: Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue The information presented under “Optimizing for Margin” and “Stabilized Projection Maturity” are presented for illustrative purposes only. Inspirato may not choose to prioritize or optimize for margin during the projected years to target achievement of such projections Moderating sales growth in the long term is a lever to reduce growth-oriented portfolio acquisition and operating spend Revenue Growth 1 Projected Gross Margin enhancement driven by optimizing composition of residence portfolio, economies of scale, and in-destination critical mass Gross Margin Adjusted EBITDA margin of ~23% as a result of Gross Margin expansion and reduction in Operating Expense, leveraging investments in platform across substantial Active Subscriber and ARR base Adj. EBITDA Margin 2 3 29% à 10% 32% à 41% 12% à 23% 1 2 3 1 2 3

Inspirato has numerous options for optimizing margin Growth: Subscription Sales vs. Revenue Subscription pricing ADR and utilization opportunity Gross margin Portfolio optimization In-sourcing key vendor categories Adjusted EBITDA Margin Moderate Sales & Marketing Leverage Technology spend Scale Corporate G&A Revenue Growth: Gross Margin: Adjusted EBITDA Margin1, 2: 2021E 35% 31% (7%) Projected Margin Expansion 2025E 29% 32% 12% Stabilized3 10% 41% 23% Source: Company financial model as of 05/07/2021 Notes: Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue The information presented under “Stabilized” is presented for illustrative purposes only. Inspirato may not choose to prioritize or optimize for margin during the projected years to target achievement of such projections

Inspirato has proven more resilient amid the downturn in travel and is expected to continue to outperform travel peers ’20A and ’21E Revenue as % of ’19A Revenue Source: FactSet as of 10/26/2021 and company financial model as of 05/07/2021 Traditional Hospitality Traditional Vacation Rental Online Travel ’20A Revenue as % ‘19A Revenue ’21E Revenue as % ‘19A Revenue ’21E-’23E Revenue CAGR

Inspirato is priced at a compelling valuation for investors TEV / FY22E Revenue Median Multiples Consumer Platform Supply / Subscription Leaders: Online Travel: Traditional Hospitality: Traditional Vacation Rental: Recent Travel & Prop Tech SPACs/IPOs: Source: FactSet as of 10/26/2021 and company financial model as of 05/07/2021 Notes: Calculated as TEV/FY22E revenue multiple divided by FY21-FY23 revenue CAGR Total Enterprise Value based on valuation and implied transaction multiple for Vacasa and Sonder as these transactions are still pending 2 ’21E – ’23E Revenue CAGR Implied (Disc.) / Prem. Revenue Multiple 51.0% 19.8% (43.1%) (30.1%) 29.9% Transaction is priced below most peer multiples Growth-Adjusted Revenue Multiple1 0.06x 0.27x 0.14x (77.9%) (59.0%) Implied (Disc.) / Prem. On Growth-Adj. Basis 49.9% (3.8%) 0.06x (5.9%) 31.9% (30.3%) 0.14x (56.4%) 12.8% 22.1% 0.19x (69.4%)

Valuation benchmarking TEV / 2022E Revenue Traditional Hospitality Traditional Vacation Rental Online Travel TEV / 2023E Revenue Consumer Platform Supply / Subscription Leaders Source: FactSet as of 10/26/2021 and company financial model as of 05/07/2021 Note: Total Enterprise Value based on valuation and implied transaction multiple for Vacasa and Sonder as these transactions are still pending 1 1 Recent Travel & Prop Tech SPACs/IPOs 1 1

Breckenridge, CO Section 4. Appendix

Financial projections Optimizing for Growth ($ in thousands) 2018 2019 2020 2021E 2022E 2023E 2024E 2025E Total Revenue 178,652 217,079 165,590 222,373 366,265 507,058 684,661 884,752 Revenue Growth 9% 22% (24%) 34% 65% 38% 35% 29% Cost of Revenue1 112,855 137,132 98,864 153,766 256,313 355,216 477,385 605,441 Gross Profit 65,797 79,947 66,726 68,607 109,952 151,842 207,276 279,311 Gross Margin 37% 37% 40% 31% 30% 30% 30% 32% Sales & Marketing2 23,569 26,300 15,525 36,069 52,983 64,669 74,508 83,483 % of Revenue 13% 12% 9% 16% 14% 13% 11% 9% Technology & Development2 11,951 13,756 12,943 16,757 19,617 19,925 22,603 25,679 % of Revenue 7% 6% 8% 8% 5% 4% 3% 3% General & Administrative2,3 31,629 38,534 30,440 30,858 46,888 53,308 59,806 67,312 % of Revenue 18% 18% 18% 14% 13% 11% 9% 8% Total Operating Expense2 67,149 78,590 58,908 83,684 119,488 137,902 156,917 176,474 % of Revenue 38% 36% 36% 38% 33% 27% 23% 20% Adjusted EBITDA4 (1,352) 1,358 7,817 (15,077) (9,536) 13,940 50,359 102,837 Adjusted EBITDA Margin5 (1%) 1% 5% (7%) (3%) 3% 7% 12% Source: Company financial model as of 05/07/2021 Notes: Cost of Revenue excludes depreciation and amortization Total operating expenses presented in this presentation are consistent with our audited financial statements, however, we have reclassified certain expenses as follows:: (i) costs related to providing member services included in general and administrative and sales and marketing in this presentation are reported as Operations in our audited financial statements and (ii) corporate technology costs reported in technology and development costs in this presentation are reported in general and administrative costs in our audited financial statements General & Administrative expense excludes equity-based compensation and pandemic-related severance costs Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue

Operating expenses 2 G&A expected to decline as percent of revenue driven by economies of scale and lack of need for additional corporate and senior team resources 3 3 % of Revenue 12% 9% 16% 14% 13% 11% 9% 1 2 Investment in T&D to continue to optimize online functionality and platform optimization 1 Increase in S&M expenses attributed to building out salesforce to drive acceleration in new Active Subscribers, cross-sell and upsell of existing products % of Revenue 18% 18% 14% 13% 11% 9% 8% % of Revenue 6% 8% 8% 5% 4% 3% 3% Sales & Marketing Expenses ($ in mm) Technology & Development Expenses ($ in mm) General & Administrative Expenses ($ in mm) Key Highlights Source: Company financial model as of 05/07/2021. Please refer to "Risk Factors Summary" in Appendix Note: Total operating expenses presented in this presentation are consistent with our audited financial statements, however, we have reclassified certain expenses as follows:: (i) costs related to providing member services included in general and administrative and sales and marketing in this presentation are reported as Operations in our audited financial statements and (ii) corporate technology costs reported in technology and development costs in this presentation are reported in general and administrative costs in our audited financial statements

Non-GAAP measure reconciliation ($ in thousands) 2018 2019 2020 YTD 2021 (Q3) Net Income (Loss)             (11,337)               (6,249) (540) (13,599)   Interest Expense, net                 2,232                 999                   542 483 Warrant Fair Value Losses (Gains)                        72                      66                      (214) 456 Pandemic Related Severance                        -                          -                     607     -   Depreciation & Amortization                 6,524                 5,107                4,633 3,158 Equity-Based Compensation                 1,157                 1,434                2,790 2,847 Public Company Readiness Costs                        -                          -                          -   6,677 Gain on Forgiveness of Debt                        -                          -                          -   (9,518) Adjusted EBITDA1 (1,352) 1,357 7,818 (9,496) Note: Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt.

Risk Factors Summary The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and will continue to materially adversely impact Inspirato’s business, results of operations, and financial condition. Inspirato has a history of net losses and may not be able to achieve or sustain profitability. If Inspirato fails to retain existing subscribers or add new subscribers, its business, results of operations, and financial condition would be materially adversely affected. Inspirato’s revenue growth rate has slowed, and it may not increase at the rates Inspirato anticipates in the future or at all. The hospitality market is highly competitive, and Inspirato may be unable to compete successfully with its current or future competitors. Inspirato may be unable to effectively manage its growth. Inspirato’s subscriber support function is critical to the success of Inspirato’s business, and any failure to provide high-quality service could affect its ability to retain its existing subscribers and attract new subscribers. Inspirato may not be able to obtain sufficient new and recurring supply of luxury accommodations and experiences or to renew its existing supply of luxury accommodations and experiences. Inspirato has limited experience with its pricing models, particularly for Inspirato Pass, and may not accurately predict the long-term rate of subscriber adoption or renewal or the impact these will have on its revenue or results of operations. Inspirato depends on its key personnel and other highly skilled personnel, and if Inspirato fails to attract, retain, motivate or integrate its personnel, its business, financial condition and results of operations could be adversely affected. Inspirato’s business depends on its reputation and the strength of its brand, and any deterioration could adversely impact its business, financial condition, or results of operations. As a result of recognizing revenue in accordance with GAAP, Inspirato’s financial statements may not immediately reflect changes in customer bookings, cancellations and other operating activities. The failure to successfully execute and integrate acquisitions could materially adversely affect Inspirato’s business, results of operations, and financial condition. Inspirato relies on consumer discretionary spending and any decline or disruption in the travel or hospitality industries or economic downturn would materially adversely affect its business, results of operations, and financial condition. The subscription travel market and the market for Inspirato’s subscription offerings is still relatively new, and if it does not continue to grow, grows more slowly than expected or fails to grow as large as expected, Inspirato’s business, financial condition and results of operations could be adversely affected. If Inspirato is unable to manage the risks presented by its international business model, its business, results of operations, and financial condition would be materially adversely affected. Inspirato may experience significant fluctuations in its results of operations, which make it difficult to forecast its future results. The hospitality industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in Inspirato’s results of operations and financial condition. Inspirato’s management has identified material weaknesses in their internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of its financial statements or cause it to fail to meet its periodic reporting obligations. Inspirato faces risks related to Inspirato’s intellectual property. Inspirato’s processing, storage, use and disclosure of personal data exposes it to risks of internal or external security breaches and could give rise to liabilities and/or damage to reputation. Unfavorable changes in government regulation or taxation of the evolving hospitality, internet and e-commerce industries could harm Inspirato’s results.